FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____    No        X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC
INDEX TO EXHIBITS

Item
1.	Press release dated September 4, 2007
2.	Press release dated September 5, 2007
3.	Press release dated September 10, 2007
4.	Press release dated September 20, 2007
5.	Press release dated September 20, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 28, 2007

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

04 September 2007

ARM Releases AAC and H.264 Openmax DL Libraries, Highly Optimized for Cortex-A8/NEON and ARM11 Processors

WHAT: ARM has released highly optimized source code versions of the OpenMAX DL (Development Layer) libraries for decoding the AAC format in the audio domain, and decoding the H.264 format in the video domain. These functions can be downloaded free-of-charge from the ARM website http://www.arm.com/products/esd/openmax_home.html, and the license granted to these functions entitles the user to integrate them into their own products at no cost.

These functions have been hand-optimized to exploit the NEON technology instruction set on Cortex-A8 processor and the SIMD instruction set on the ARM1136J-S™, the ARM1156T2-S™, the ARM1176JZ-S™ and the ARM11™ MPCore™ processors.  The OpenMAX DL API has been designed to enable rapid implementation and seamless portability of video, image and audio codecs to a variety of hardware implementations.  The availability of these optimized functions will reduce time-to-market and decrease development costs for companies wishing to provide codec functionality on ARM's latest processor families.

In the future, ARM will add optimized functions for MP3, JPEG and MPEG-4 decode, as well as optimized versions of the Signal Processing domain functions including FFT, FIR and IIR filters.

WHERE: Further information can be found on the ARM website at:
http://www.arm.com/products/esd/openmax_home.html

The OpenMAX DL specification, and further OpenMAX information can be found at:
http://www.khronos.org/openmax/

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 6/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM1136J-S, ARM1156T2-S, ARM1176JZ-S and ARM11 and MPCore are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Alan Tringham
ARM
+44 1223 400947
alan.tringham@arm.com

Nandita Geerdink
Text 100
+1 415 593 8457
naarm@text100.com

Item 2

05 September 2007

ARM Invests in Embest to Underline Support for the Chinese Embedded System Design Community

Joint venture demonstrates ARM’s confidence in the Chinese market and long-term commitment to the local industry

CAMBRIDGE, UK  AND SHANGHAI, CHINA – Sept. 5, 2007 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] and Embest Info & Tech Co., Ltd. (Embest), a key Partner for the Chinese edition of the ARM® RealView® Microcontroller Development Kit (MDK) and an ARM Approved Training Center (ATC) in China, have jointly announced that ARM has invested in Embest as ARM’s first joint venture in China. This investment demonstrates ARM’s commitment to providing the Chinese embedded system community with advanced development tools, certified training and expertise on ARM Powered® system design, further strengthening its support for Chinese engineers seeking to gain stronger design capabilities and competitiveness.

“Embest is focusing on providing embedded system technology services and has been working closely with ARM since its entry into China,” said Liu Chi, general manager, Embest. “As an ARM ATC, key Partner for the Chinese version of ARM RealView MDK and distributor of ARM development tools in China, Embest is pleased to extend our relationship with ARM with this joint venture investment, which will enable us to deepen our access to ARM technologies and design expertise. This will further enrich our offerings to Chinese customers and help them better use our services for advanced ARM Powered embedded designs.”

Embest was certified as an ARM Approved Training Center in July 2004. The company was appointed as the ARM RealView and Keil™ embedded development tools distributor in China in February 2007. ARM and Embest jointly released the Chinese version of the ARM RealView MDK developed by the two companies in May 2007. This breakthrough tool was specifically adapted to the requirements of software developers in China with prices starting from under 5,000 RMB, lowering the entry point for Chinese developers and supporting all ranges of users in China.

“China is now one of the most important markets in the world for ARM. Through our commitment to the Chinese embedded system design community, ARM has been working with many local Partners such as Embest to establish a comprehensive ecosystem which can provide complete local supply and support to the Chinese embedded system industry for more convenient access to and easier deployment of ARM technologies,” said Dr. Jun Tan, president, ARM China. “This first-ever joint venture investment of ARM in China is another milestone for ARM after five years of operation in this market. It demonstrates our confidence in and long-term commitment to China and further strengthens ARM’s role as an innovation enabler.”

Today, more and more ARM Powered solutions are designed, integrated and manufactured by Chinese ODMs and OEMs, leading to a growing demand for ARM tools in China. “This investment will enable us to leverage our collaboration with Embest in developing the Chinese version of RealView MDK to provide Chinese engineers with easier access to ARM tools for advanced embedded applications,” added Dr. Jun Tan. “We are now well positioned to further contribute to China’s talent development, drive the local industry’s growth, and ultimately help Chinese fabless companies, ODMs/OEMs, researchers and students create innovative systems and end-products with high quality, low cost, shorter design cycles and reduced time-to-market.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Embest
Embest, a global provider of embedded hardware and software, has been focusing on the embedded industry only for more than seven years. Embest aims to help customers to reduce time to market with improved quality by providing the most effective total solutions for the embedded industry. In the rapidly growing market of high end embedded systems, Embest provides comprehensive services to specify, develop and produce products and help customers to implement innovative technology and product features. Progressing from prototyping to the final product within a short timeframe and thus shorten the time to market, and to achieve the lowest production costs possible. The company has already had much experience and many successful cases in complex embedded systems development in various application areas like automotive, consumer, wired and wireless networking, industrial, etc. Embest’s product offering includes single board computers as embedded controller, standard development boards as a common use and commercial standard solution board like PDA/MP3/MP4/UMD/GPS/PMP applied WinCE and Linux OS. Embest is also an ATC (ARM Approved Training Center) and provides training services and its teaching package EmbestUniversity is popular with many universities and educational institutes worldwide. More information on Embest is available at http://www.embedinfo.com.

ENDS

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. Keil is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Dong Chen
Text 100
+86 21 6426 3989
dong.chen@text100.com.cn

Item 3

10 September 2007

ARM Announces the Low Cost Cortex-M1 Development Kit For Altera Cyclone III

ARM Cortex-M1 Development Kit complements industry-standard ARM processor to deliver a complete, low-cost embedded design solution for Altera Cyclone III FPGAs

CAMBRIDGE, UK – Sept. 10, 2007 – ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced the ARM® Cortex™-M1 Development Kit, a complete ARM design solution optimized for Altera Cyclone® III Field Programmable Gate Arrays (FPGAs). Complementary to the Cortex-M1 processor – the first ARM processor designed specifically for implementation on FPGAs - the ARM Cortex-M1 Development Kit enables the seamless integration of ARM processor technology with the Altera Cyclone III FPGAs using the Altera Quartus II design software and Altera SOPC Builder tool, together with the ARM RealView® Microcontroller development Kit software development environment.

With mounting design complexities and shrinking design cycles, developers are looking for flexible FPGA solutions that can deliver high functionality at an attractive price point. The introduction of the ARM Cortex-M1 Development Kit, comprised of the ARM Cortex-M1 processor and ARM RealView Microcontroller Development Kit, including compiler, debugger and RTX RTOS, offers FPGA developers a plug-in to Altera’s development environment, as well as access to the ARM processor architecture at an affordable price. Using the Cortex-M1 Development Kit in tandem with the Altera tools, Altera users can begin development of embedded systems based on its Cyclone III FPGAs and the ARM 32-bit processor.

“ARM recognizes the importance of servicing the FPGA community and has worked to create an easy-to-use, out of the box solution for developers to deploy in designing their FPGA-based embedded systems” said Graham Budd, executive vice president and general manager, Processor Division, ARM. “The Cortex-M1 Development Kit underscores our commitment to bringing the ARM architecture to FPGA users at an affordable price point. Through this development kit, ARM is able to leverage the strengths of its technologies and extend the reach of the ARM architecture to Cyclone III developers.”

The Cortex-M1 processor has generated strong support from the ARM Connected Community and brings a broad ecosystem of software tools and real-time operating systems to FPGA users, as well as software compatibility with ASIC optimized processors such as the ARM Cortex-M3 processor. The Cortex-M1 Development Kit is a natural extension to the Cortex-M1 processor, enabling developers to reduce engineering costs by promoting the standardization of microcontroller (MCU) products on a single architecture spanning FPGAs, application-specific integrated circuits (ASICs), structured ASICs and application-specific standard products (ASSPs).

 “With embedded designers under tremendous pressure to increase the performance of their designs while at the same time reduce their time to market, the performance and flexibility of FPGAs are proving to be very compelling,” said Danny Biran, senior vice president of corporate and product marketing, Altera Corporation. “By combining ARM’s technology expertise with our Cyclone III FPGAs, we are enabling the large established base of ARM users to quickly deploy their designs on FPGAs at a cost effective price.”

The Cortex-M1 Development Kit will be distributed throughout the US and Europe by Arrow Electronics.

“ARM is well known in the embedded market for its experience and commitment to providing optimized processor solutions and development tools.” said David Doherty, Vice President, Supplier Marketing, Arrow Electronics. “The Cortex-M1 Development Kit presents an effective combination of both ARM and Altera technologies which is particularly well suited for Arrow’s OEM customers. We see this as an attractive combination of technologies for implementations in the telecommunications, automotive and transportation, industrial, medical and life sciences industries, where fast accessibility and high reliability are key requirements.”

The Cortex-M1 Development Kit product features an encrypted version of the Cortex-M1 processor and a special edition of the RealView Microcontroller Development Kit. The ARM Cortex-M1 processor, designed for implementation on FPGA devices from leading vendors, is a streamlined three-stage 32-bit RISC processor that implements a subset of the popular, high density Thumb®-2 instruction set. This enables both the processor and software footprint to meet the area budget of the smallest FPGA devices, while retaining compatibility with Thumb code for any ARM processor from the ARM7TDMI® processor upwards. The RealView Microcontroller Development Kit integrates two industry-leading tools: ARM RealView Compilation Tools and the Keil™ µVision™3 development environment, which provides developers with a feature-rich, integrated development environment optimized for a wide range of ARM processor-based microcontrollers.

Availability
The Cortex-M1 Development Kit will be commercially available in the United States and Europe in Q4 2007 through Arrow Electronics. Demonstrations of the Cortex-M1 Development Kit can be viewed at the ARM Developers’ Conference in Santa Clara, Calif., October 2-4. For further information about ARM solutions in FPGA visit www.arm.com/fpga.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ARM, RealView, Thumb and ARM7TDMI are registered trademarks of ARM Limited. Cortex, Keil and µVision are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Alan Tringham
Text 100	ARM
+1 415 593 8457	+44 1223 400947
nanditag@text100.com	alan.tringham@arm.com

Item 4

20 September 2007

Global Unichip Licenses ARM Physical IP, Fabric IP and Development Tools

Full-service SoC design foundry expands ARM portfolio with volume licenses for end-to-end system solutions

HSINCHU, TAIWAN AND CAMBRIDGE, UK – Sept. 20, 2007– Global Unichip Corp. (GUC) (TWO:3443) and ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that GUC has licensed ARM® Physical IP, Fabric IP, the RealView® Development Suite and CoreSight™ on-chip debug and trace technology to support its customers’ design activities worldwide. GUC, a member of the ARM Connected Community, is a dedicated full-service SoC design foundry which provides advanced silicon solutions through a close partnership with TSMC. Based in Taiwan, GUC has a global customer base throughout Asia, North America and Europe.

“The reliability of the ARM architecture and the broad support available in the ARM Connected Community has made ARM the preferred choice for IC design solutions,” said Jim Lai, president and chief operating officer, GUC. “Through our new volume license of ARM Physical IP, Fabric IP, RealView Development Suite and CoreSight on-chip debug and trace technology, we will be able to bring even greater value to customers looking for total system solutions for complex SoC designs.”

By expanding its current ARM technology portfolio, which includes the ARM7TDMI®, ARM926EJ™, ARM922T™ and ARM946E™ processors, GUC will also be able to make ARM physical design, system design and development tools available to its customers in volume and accelerate time-to-market.

“Global Unichip is helping its customers transform the SoC design process by making it easier than ever to bring innovative ARM Powered® products to market,” said Simon Segars, EVP and general manager, ARM Physical IP Division. “By taking advantage of ARM Physical IP, Fabric IP and the RealView Development Suite, GUC customers will have more options in differentiating and maximizing the efficiency of their low-power SoC designs.”

About Global Unichip Corp.
Global Unichip Corp. (GUC), a dedicated full service SoC (System on Chip) Design Foundry based in Taiwan, was founded in 1998. GUC provides total solutions from silicon-proven IP to complex time-to-market SoC turnkey services. GUC is committed to providing the most advanced and the best price-performance silicon solutions through close partnership with TSMC, GUC major shareholder, and other key packaging and testing power houses. With state of the art EDA tools, advanced methodologies, and experienced technical team, GUC ensures the highest quality and lowest risks to achieve first silicon success. GUC has established a global customer base throughout Greater China, Japan, Korea, North America, and Europe. Its track-record in complex SoC designs has brought benefits to customers in time to revenue at the lowest risk.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

  ENDS

ARM, ARM7TDMI, RealView and ARM Powered are registered trademarks of ARM Limited. CoreSight, ARM926EJ, ARM922T and ARM946E are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE:            +44 208 846 0797

Haran Ramachandran Text 100 +44 20 8846 0727 haranr@text100.co.uk	Michelle Spencer ARM +44 1628 427 780 michelle.spencer@arm.com

Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com

Item 5

20 September 2007

ARM Technology Ruled To Not Infringe In TPL Patent Litigation

ARM intervention in case to protect customers has resulted in Texas Court ruling invalidating ’584 patent assertions against ARM technology

CAMBRIDGE, UK – Sept. 20, 2007 – ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that on September 12, 2007, the United States District Court for the Eastern District of Texas, Marshall Division, passed a judgment of non-infringement in favor of ARM as to all claims asserted before that Court by TPL (Technology Properties Limited) in relation to US patent number 5,784,584 (’584).

ARM joined the litigation in September 2006 to stand alongside the co-defendants – who are ARM® licensees – and respond to specific accusations against the company’s technology. Following a claim construction ruling by Judge John Ward on June 15, 2007, TPL decided to voluntarily stipulate to non-infringement. The judgment removes all accused ARM processor families (including the ARM7™, ARM9™, ARM10E™, ARM11™ and Cortex™ microprocessor families) from the Texas litigation, thus removing ARM from the proceedings in the District Court.

“ARM is satisfied with the result of intervening in this litigation between TPL and several Japanese licensees of ARM technology to combat what ARM believed were ill-conceived infringement assertions against its technology,” said Phil David, general counsel, ARM.

Adding to this blow to the ’584 patent, David also noted that in the currently pending re-examination of the case, the US Patent and Trademark Office has adopted the claim construction proposed by TPL in the Texas litigation and has issued a first office action invalidating the claim asserted in the litigation in light of a large number of prior art documents.

Outside of the litigation, TPL continues to assert US Patent 5,440,749 against ARM technology. ARM believes that this patent is not infringed by any ARM technology and that it is also invalid.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

-ENDS-

ARM is a registered trademark of ARM Limited. ARM7, ARM9, ARM10E, ARM11 and Cortex are trademarks of ARM, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 208 846 0727 haranr@text100.com	Steve Taylor ARM +44 1223 406 025 steve.taylor2@arm.com